Mail Stop 4561

March 16, 2007

Mr. Paul H. Pfleger
President and Director
Interfinancial Real Estate Management Company
1201 Third Avenue
Suite 5400
Seattle, Washington   98101-3076

>   **Re: Urban Improvement Fund Limited - 1974**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Filed July 5, 2006**
>   **Form 10-QSB for the quarter ended March 31, 2006**
>   **File No. 000-08071**
>   **Form 10-KSB/A for the year ended December 31, 2005**
>   **Filed February 20, 2007**

Dear Mr. Pfleger:

    We have reviewed your response letter dated February 15, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2005

Independent Auditor's Reports, pages 15-19

1.   We note your response to comment 3 and the revisions in your amended 10-K;
        however, the only audit report that was updated with the reference to the PCAOB
        standards was the report by the principal auditor, Carter & Company, LLC. When
        part of an issuer's audit is performed by another auditor, the principal auditor may
        divide responsibility with the other auditor by making reference to the other
        auditor in his or her report, or the principal auditor may take responsibility for the
        work of the other auditor by not making reference to the other auditor. In either
        case, all parts of the audit are required to be performed in accordance with GAAS,
        regardless of who performs the work. Note that the SEC has stated in Release
        No. 34-49708 *Commission Guidance Regarding the Public Company Accounting
        Oversight Board's Auditing and Related Professional Practice Standard No. 1*
        that "references in Commission rules….to GAAS or to specific standards under
        GAAS, as they relate to issuers, should be understood to mean the standards of
        the PCAOB plus any applicable rules of the Commission." Therefore, when the
        principal auditor of an issuer chooses to make reference to the report of another
        auditor, the other auditor's report must state that the audit was conducted in
        accordance with the standards of the PCAOB (see the PCAOB's Auditing
        Standard No. 1 for this requirement). It is not appropriate for the reports of the
        other auditors to only refer to the auditing standards generally accepted in the
        United States of America. As requested in our previous letter, please amend your
        filing and have all of the other auditors revise their reports to include the reference
        to the standards of the PCAOB.

2.   We note your response to comment 6; however, you did not provide us with a
        complete analysis of whether or not Hickey, Beatrice, & Parker, LLP played a
        "substantial role in the preparation or furnishing of [the] audit report." The
        definition of a "substantial role" is detailed in Rule 1001(p)(ii) and requires an
        analysis of engagement hours or fees, consolidated assets, and consolidated
        revenues. Please provide us this analysis for fiscal years 2004, 2005, and 2006.

Note 4 – Investments in Local Limited Partnerships Accounted for on the Equity Method,
page 28

3.   We note your response to comment 8 and your revised disclosure on page 36 of
        your amended 10-KSB. Please additionally tell us how you determined the
        straight-line method is the appropriate method of amortization under GAAP.
        Please specifically tell us if this method approximates the effective interest
        method.

                                        ****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief